UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9F
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
ARIZONA STAR RESOURCE CORP.
(Name of Subject Company)
British Columbia, Canada
(Jurisdiction of Subject Company’s incorporation or organization)
ARIZONA STAR RESOURCE CORP.
(Name of Person(s) Filing Statement)
Common Shares
(Title of Class of Securities)
040 59G 106
(CUSIP Number of Class of Securities)

Paul Parisotto
Arizona Star Resource Corp.
401 Bay Street
Suite 2700, PO Box 152
Toronto, Ontario M5H 2Y4
Canada
(416) 359-7800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
WITH COPIES TO:

Sander Grieve Fraser Milner Casgrain LLP 1 First Canadian Place 39th Floor 100 King Street West Toronto, Ontario M5X 1B2 Canada (416) 863-4511	Gil Cornblum Dorsey & Whitney LLP Canada Trust Tower Brookfield Place 161 Bay Street, Suite 4310 Toronto, Ontario M5J 2S1 Canada (416) 367-7370

PART 1 — INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
Item 1.  Home Jurisdiction Documents
Directors’ Circular dated November 9, 2007
Item 2.  Informational Legends
See “Notice to Shareholders in the United States” in the Directors’ Circular dated November 9, 2007

This document is important and requires your immediate attention. If you are in doubt as to how to deal with this document, you should consult your investment dealer, stockbroker, lawyer or other professional advisor. Enquiries concerning the information in this document should be directed to Kingsdale Shareholder Services Inc. at the toll free number listed on the back page of this Directors’ Circular.

DIRECTORS’ CIRCULAR

RECOMMENDING

ACCEPTANCE

OF THE OFFER BY

BARRICK GOLD CORPORATION

TO PURCHASE ALL OF THE ISSUED AND OUTSTANDING COMMON SHARES OF

ARIZONA STAR RESOURCE CORP.

FOR CDN.$18.00 IN CASH FOR EACH

ARIZONA STAR RESOURCE CORP. COMMON SHARE

The Board of Directors of Arizona Star, upon consultation with its financial and legal advisors and on receipt of a recommendation of its Special Committee, has UNANIMOUSLY DETERMINED that the Barrick Offer is in the best interests of Arizona Star and holders of Shares and, accordingly, the Board of Directors of Arizona Star UNANIMOUSLY RECOMMENDS that Shareholders ACCEPT the Barrick Offer and DEPOSIT their Shares under the Barrick Offer.

The Barrick Offer represents a premium of 27% over the volume weighted average trading price of the Shares on the TSX-V for the 20 trading days ending on October 26, 2007, the last trading day prior to Barrick’s announcement of its intention to make the Barrick Offer.

Pursuant to lock-up agreements entered into with Barrick Gold Corporation, FCMI Resources Ltd. and the officers and directors of Arizona Star have each agreed to deposit under the Barrick Offer (as hereinafter defined) and not withdraw, subject to certain exceptions, common shares of Arizona Star collectively representing in the aggregate, approximately 35% of the outstanding common shares of Arizona Star, calculated on a fully diluted basis.

November 9, 2007

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Barrick Offer is being made for the securities of a Canadian issuer. The Barrick Offer is subject to applicable disclosure requirements in Canada. Shareholders should be aware that these requirements are different from those in the United States.

Shareholders in the United States should be aware that the disposition of Shares (as hereinafter defined) by them as described herein may have tax consequences both in the United States and in Canada and such Shareholders are urged to consult their tax advisors.

Shareholders in the United States should be aware that Barrick or its affiliates, directly or indirectly, may bid for or make purchases of Shares or of Arizona Star’s related securities during the period that the Barrick Offer is outstanding, as permitted by applicable Canadian federal or provincial laws or regulations.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Barrick is incorporated under the laws of the Province of Ontario and that Arizona Star is incorporated under the laws of British Columbia, and that a majority of their officers and directors are residents of Canada and that all or a substantial portion of the assets of Barrick and Arizona Star and of the above mentioned persons may be located outside of the United States.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Directors’ Circular includes “forward-looking statements”. All statements other than statements of historical fact included in this Directors’ Circular that address activities, events or developments that Arizona Star expects or anticipates will or may occur in the future and all statements regarding plans, objectives and expected performance, are forward-looking statements. These forward-looking statements have been based on current expectations and projections about future events, including numerous assumptions regarding present and future business strategies, operations, and the operating environment in the future. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “ambition”, “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “seek” or “continue” or negative forms or variations of similar terminology.

Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors related to Barrick and Arizona Star, including, among other factors: (1) changes in the worldwide price and/or demand for gold and certain other commodities (such as copper, fuel and electricity) and fluctuations in currency exchange rates; (2) the risk that the businesses of Barrick and Arizona Star will not be integrated successfully; (3) material adverse changes in economic conditions generally or in relevant markets or industries in particular; (4) future regulatory and legislative actions and conditions affecting Barrick and Arizona Star operating areas; (5) obtaining and retaining skilled workers and key executives; and (6) acts of war and terrorism or occurrences of natural disasters.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in forward-looking statements. Given these risks, uncertainties, and assumptions, you are cautioned not to put undue reliance on any forward-looking statements. Arizona Star expressly disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. In addition, the inclusion of such forward-looking statements should under no circumstances be regarded as a representation by Arizona Star or Barrick that Arizona Star or Barrick, as applicable, will achieve any results set out in such statements or that the underlying assumptions used will in fact be the case.

CURRENCY

All references to “$”, “Cdn.$” and “dollars” in this Directors’ Circular are in Canadian dollars, except where otherwise indicated. On November 8, 2007, the Bank of Canada noon buying rate of exchange for U.S. dollars was Cdn.$1.00 = U.S.$1.0746.

AVAILABILITY OF DISCLOSURE DOCUMENTS

Arizona Star is a reporting issuer or equivalent in the Provinces of British Columbia and Alberta and files its continuous disclosure documents and other documents with such applicable Canadian provincial securities authorities. Arizona Star’s continuous disclosure documents are available at www.sedar.com.

The Barrick Offer

November 9, 2007

Dear Shareholder:

On October 29, 2007, we announced that Arizona Star Resource Corp. (“Arizona Star” or the “Corporation”) had entered into an agreement with Barrick Gold Corporation (“Barrick”), pursuant to which Barrick agreed to make an offer to acquire all of the outstanding common shares of Arizona Star for cash consideration of Cdn.$18.00 per common share (the “Barrick Offer”). The Barrick Offer and the related circular of Barrick dated November 9, 2007 are enclosed with this letter and our Directors’ Circular.

The Board of Directors of Arizona Star, upon consultation with its financial and legal advisors and on receipt of a recommendation of its Special Committee, has UNANIMOUSLY DETERMINED that the Barrick Offer is in the best interests of Arizona Star and holders of Shares and, accordingly, the Board of Directors of Arizona Star UNANIMOUSLY RECOMMENDS that Shareholders ACCEPT the Barrick Offer and DEPOSIT their Shares under the Barrick Offer.

In making your decision regarding the Barrick Offer, your Board of Directors believes you should consider the following:

•	The Barrick Offer represents a 27% premium to the volume weighted average trading price of the Corporation’s common shares on the TSX Venture Exchange for 20 trading days ending October 26, 2007, the last trading date prior to the date on which the Corporation announced it had entered into the Support Agreement (as hereinafter defined).

•	The Barrick Offer is an all-cash bid which provides the Corporation’s Shareholders with certainty of consideration.

•	Having assessed the available options, the Board of Directors concluded the Barrick Offer is the best possible option available to the Shareholders.

•	The Locked-Up Shareholders (as hereinafter defined) having entered into the Lock-Up Agreements (as hereinafter defined) with Barrick pursuant to which they have agreed, among other things, to tender the common shares of Arizona Star owned or controlled by them to the Barrick Offer.

•	Barrick having sought support of the Corporation and entering into a support agreement with the Corporation as described herein.

•	The Board of Directors and Special Committee have concluded unanimously that the Barrick Offer is fair from a financial point of view to the Corporation’s Shareholders, is in their best interests, and is in the Corporation’s best interests.

•	The opinion, dated October 28, 2007, of Citigroup Global Markets Inc. to the Special Committee of the Corporation as to the fairness, from a financial point of view and as of the date of the opinion, and based on and subject to the assumptions, limitations and qualifications set forth in such opinion, of the $18.00 per common share cash consideration to be received in the Barrick Offer by the Corporation’s Shareholders (other than Barrick and its affiliates).

You should read carefully the full explanation of the reasons for our recommendation of the Barrick Offer in the enclosed Directors’ Circular.

On behalf of the Board of Directors, we thank you for your support through the periods of growth and challenge faced by the Corporation.

Sincerely,

James S. Anthony
Chairman of the Board of Directors

Shareholders requiring advice or assistance concerning the Barrick Offer are urged to contact:

Kingsdale Shareholder Services Inc.
North American Toll Free (English): 1-866-879-7650
Outside North America, Shareholders, Banks and Brokers Call Collect: 416-867-2272
email: contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580

DIRECTORS’ CIRCULAR

This Directors’ Circular is issued by the board of directors (the “Board of Directors”) of Arizona Star Resource Corp. (the “Corporation” or “Arizona Star”) in connection with the offer (the “Barrick Offer”) by Barrick Gold Corp. (“Barrick”), dated November 9, 2007 to acquire all of the outstanding common shares of the Corporation (together with the associated rights issued under the Shareholder Rights Plan of Arizona Star), including common shares of the Corporation that may become outstanding after the date of the Barrick Offer, but before the Expiry Time, upon the conversion, exchange or exercise of outstanding Options or other securities of Arizona Star that are convertible into or exchangeable or exercisable for common shares (collectively, the “Shares”) for cash consideration of $18.00 per Share, upon the terms and subject to the conditions set forth in the Barrick Offer and related circular of Barrick dated November 9, 2007 (together, the “Offer and Circular”). Reference is made to the Glossary attached as Appendix “A” to this Directors’ Circular for the definitions of certain terms used in this Directors’ Circular.

Barrick agreed to make the Barrick Offer pursuant to the terms of a support agreement dated October 28, 2007 between the Corporation and Barrick (the “Support Agreement”). The Barrick Offer will be open for acceptance until 8:00 p.m. (Toronto time) (the “Expiry Time”), on December 18, 2007 (the “Expiry Date”), subject to the right of Barrick to extend from time to time the period during which Shares may be deposited under the Barrick Offer.

The Barrick Offer is conditional on, among other things, a minimum of 66 2/3% of the outstanding Shares, calculated on a fully diluted basis, being tendered to the Barrick Offer at the Expiry Time (the “Minimum Tender Condition”). The terms and conditions of the Barrick Offer, the method of acceptance of the Barrick Offer, and other information relating to the Barrick Offer and Barrick’s plans for the Corporation are set out in the Offer and Circular and the Letter of Transmittal and the Notice of Guaranteed Delivery which accompany the Offer and Circular.

On October 28, 2007, the officers and directors of the Corporation and FCMI Resources Ltd. and certain other shareholders (collectively, the “Locked-Up Shareholders”) of the Corporation entered into lock-up agreements with Barrick under which they have agreed to support the Barrick Offer and to deposit under the Barrick Offer, and not withdraw, subject to certain exceptions, the Shares beneficially owned or controlled by them and any Shares they acquire prior to the Expiry Date pursuant to the exercise of Options, which collectively total 15,138,900 Shares, representing approximately 35% of the Shares outstanding as of the date of the Lock-Up Agreements, calculated on a fully diluted basis (collectively, the “Lock-Up Agreements”).

All information provided in this Directors’ Circular relating to Barrick is derived from information contained in the Offer and Circular and other information otherwise made available by Barrick. The Board of Directors does not assume any responsibility for the accuracy or completeness of such information.

The Board of Directors of Arizona Star, upon consultation with its financial and legal advisors and on receipt of a recommendation of its Special Committee, has UNANIMOUSLY DETERMINED that the Barrick Offer is in the best interests of Arizona Star and the Shareholders and, accordingly, the Board of Directors of Arizona Star UNANIMOUSLY RECOMMENDS to the Shareholders that they ACCEPT the Barrick Offer and DEPOSIT their Shares under the Barrick Offer.

THE CORPORATION

Arizona Star Resource Corp. was incorporated under the Company Act (British Columbia) on February 3, 1986. On August 15, 1990, the Articles of the Company were substituted for the existing Articles, which were then amended on September 13, 1995.

On March 29, 2004, the British Columbia legislature enacted a new Business Corporations Act (British Columbia) (the “new Act”) and repealed the Company Act (British Columbia) (the “former Act”). Each British Columbia company was required to file a transition application containing a Notice of Articles with the Registrar of Companies for British Columbia in order to change its constitutional documents into the forms required by the new Act. The Company filed its transition application on September 15, 2004 and, pursuant to a Special Resolution passed by the shareholders at an Annual and Extraordinary General Meeting of the Shareholders held on January 24, 2006, the Company removed the application of the “Pre-Existing Company Provisions”, as provided for in the new Act, altered the Notice of Articles of the Company accordingly, deleted the current Articles of the Company in their entirety, and adopted a new form of Articles for the Company to reflect the new Act.

The registered office of the Company is located at 15th Floor, Suite 1500, The Grosvenor Building, 1040 Georgia Street, Vancouver, British Columbia V6E 4H8, and its head office is located at 401 Bay Street, Suite 2700, PO Box 152, Toronto, Ontario M5H 2Y4. The Company also has offices in Hamilton, Bermuda and Santiago, Chile.

The Company’s Shares are currently listed for trading on the TSX Venture Exchange (the “TSX-V”) under the symbol “AZS” and on the American Stock Exchange (the “AMEX”) under the symbol “AZS”.

BARRICK

Barrick is a leading international gold mining company, with a portfolio of 27 operating mines and nine advanced exploration and development projects located across five continents and a large land position on the world’s best exploration belts. Barrick holds a pre-eminent position within the gold mining industry. Barrick’s vision is to be the world’s best gold company by finding, acquiring, developing and producing quality reserves in a safe, profitable and socially responsible manner. See “Barrick” in Section 1 of the Circular.

Barrick is a corporation existing under the Business Corporations Act (Ontario), as amended, resulting from the amalgamation of Barrick Gold Corporation and Placer Dome Inc. on May 9, 2006.

Barrick’s shares are listed on the Toronto Stock Exchange and New York Stock Exchange, under the symbol “ABX”. Barrick is a reporting issuer in all of the provinces and territories of Canada. Barrick’s head and registered office and principal place of business is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, P.O. Box 212, Toronto, Ontario, M5J 2S1.

BACKGROUND TO THE BARRICK OFFER

On December 20, 2004, Bema Gold Corporation (“Bema”) announced its intention to make an offer to acquire all of the issued and outstanding shares of Arizona Star. On December 21, 2004, Arizona Star announced the formation of the Special Committee consisting of James Anthony, Rudi Fronk and Thomas Dawson. The Special Committee was authorized to review the proposed bid and investigate value maximizing alternatives.

On May 5, 2005, Bema announced that it would not make an offer to acquire Arizona Star. During the period prior to this announcement, the Special Committee met many times to consider ways of maximizing shareholder value. Subsequent to Bema’s announcement of May 5, 2005, the Special Committee continued its effort to maximize shareholder value.

On July 5, 2005, Thomas Dawson was appointed Chief Financial Officer and Corporate Secretary of Arizona Star and ceased serving on the Special Committee.

On February 7, 2007, the Special Committee engaged Citigroup Global Markets Inc. (“Citi”) to act as its exclusive financial advisor. The Special Committee continued its work, with the assistance of Citi, approaching more than 20 potential transaction partners on behalf of Arizona Star. Expressions of interest were made by nine parties with four entering into satisfactory confidentiality agreements and receiving information relating to Arizona Star.

The Special Committee met throughout this process to receive updates from Citi and evaluate potential transaction parties. The Special Committee regularly updated the Board of Directors regarding the status of its deliberations.

On September 4, 2007, on behalf of the Special Committee, a representative of Citi contacted Barrick to inquire regarding Barrick’s interest in acquiring an interest in Cerro Casale through a business combination transaction with Arizona Star. On September 18, 2007 after completing its preliminary financial evaluation of Arizona Star, Barrick contacted Citi to express an interest in Arizona Star subject to due diligence, valuation work and discussions with the largest shareholder of Arizona Star. Barrick stated that it was not prepared to hold detailed discussions regarding a potential transaction unless Arizona Star’s largest shareholder confirmed an interest in selling its Shares.

On September 20, 2007, representatives of FCMI Financial Corporation, the sole shareholder of Pan Atlantic, and representatives of Citi met with Barrick. At this meeting, the FCMI Financial Corporation representatives confirmed that Pan Atlantic would be willing to sell its Shares in Arizona Star for cash, but no price was tabled.

On September 25, 2007, on behalf of the Special Committee, Citi communicated to Barrick that FCMI financial advised the Special Committee that Pan Atlantic Bank and Trust (the largest shareholder of Arizona Star) would be willing to support an offer at an indicative price of $18.00 per Share. On September 27, 2007, Barrick advised Citi that it would require approximately two weeks to complete the necessary financial modeling on Arizona Star. Following a senior management meeting at Barrick on October 4, 2007, Arizona Star was advised that based on information available to it at the time Barrick did not plan to proceed with an acquisition of Arizona Star. Barrick’s corporate development group continued to evaluate Arizona Star based on publicly available information and communicated periodically with representatives of Arizona Star to discuss technical aspects of Cerro Casale and its development.

On October 16, 2007, Barrick contacted a representative of Citi to discuss whether a transaction with Arizona Star continued to be possible. On October 18, 2007, Barrick and Arizona Star entered into a confidentiality agreement pursuant to which Barrick was granted access to certain non-public and proprietary information of Arizona Star.

On October 19, 2007, representatives of Barrick, with its legal counsel, Davies Ward Phillips & Vineberg LLP (“Davies”), representatives of Arizona Star, with its legal counsel, Fraser Milner Casgrain LLP (“FMC”), and Citi met to discuss the status of due diligence inquiries being made by Barrick and how the evaluation and potential negotiation might best proceed over the coming days.

Due diligence investigations by Barrick and its legal counsel continued, including an information meeting between representatives of Barrick, Arizona Star, Davies and FMC on October 24, 2007 to advance various diligence matters. On October 24, 2007, Davies provided FMC with drafts of the Support Agreement and Lock-Up Agreements. Discussions and negotiations regarding these drafts took place on October 25 and on October 26, 2007.

On October 26, 2007, Darren Blasutti of Barrick telephoned Paul Parisotto, President and Chief Executive Officer of Arizona Star to outline proposed transaction terms under which Barrick proposed to offer to acquire all of the issued and outstanding shares of Arizona Star if it received the support of the Board of Directors of Arizona Star. On October 26, 2007, the Corporation’s counsel, FMC, and Davies, counsel to Barrick, negotiated issues in relation to the draft Support Agreement and the draft form of Lock-Up Agreement. These negotiations continued through October 27 and October 28, 2007.

On October 28, 2007, the Special Committee met with its financial advisor to review the proposed financial terms of the Barrick Offer. Also at this meeting, Citi rendered to the Special Committee an oral opinion, which was confirmed by delivery of a written opinion dated October 28, 2007, to the effect that, as of that date and based on and subject to the assumptions, qualifications and limitations set forth in its opinion, the $18.00 per Share cash consideration to be received by Shareholders (other than Barrick and its affiliates) was fair, from a financial point of view, to such Shareholders. The Special Committee reviewed the terms of the Transaction and, for a number of reasons more fully described under “Reasons for Recommendation”, unanimously recommended to the Board of Directors that the Board of Directors recommend to Shareholders that they accept the Barrick Offer and deposit their Shares to the Barrick Offer.

The Board of Directors met later on October 28, 2007 with representatives of its legal counsel, FMC, and representatives of Citi. At the Special Committee’s request, at the meeting, Citi reviewed its opinion rendered to the Special Committee with the full Board of Directors. The Board considered, among other things, the recommendation of the Special Committee, and for the reasons detailed under “Reasons for the Recommendation”, unanimously recommended that Arizona Star enter into the Support Agreement and recommend that Shareholders accept the Barrick Offer and deposit their Shares to the Barrick Offer.

On October 28, 2007, the Corporation and Barrick entered into the Support Agreement.

On November 2, 2007, the Corporation received a notice from a subsidiary of Kinross Gold Corporation (the “Kinross Subsidiary”) that it intends to revoke the suspension of the operation of a transfer covenant which, if it were operative and effective, could require Arizona Star to transfer 2% of its interest in the Cerro Casale Project to the Kinross Subsidiary for a purchase price equal to the net present value of such interest. Arizona Star is currently evaluating the notice.

RECOMMENDATION OF THE BOARD OF DIRECTORS

After considering the terms of the Transaction, together with the matters summarized below, the Board of Directors unanimously determined that the Barrick Offer was fair to the Shareholders and was in the best interests of the Corporation and recommended on October 28, 2007 that the Corporation enter into the Support Agreement with Barrick. The Board of Directors also unanimously recommends that the Shareholders accept the Barrick Offer and deposit their Shares to the Barrick Offer.

REASONS FOR THE RECOMMENDATION

The Board of Directors and the Special Committee have carefully considered all aspects of the Barrick Offer with the assistance and advice of management and legal and financial advisors. In reaching its decision to recommend that Shareholders accept the Barrick Offer and deposit their Shares to the Barrick Offer, the Board of Directors and Special Committee considered a number of factors, including the following:

•	The premium represented by the Barrick Offer. The Barrick Offer represents a premium of 27% to the Corporation’s 20-day volume weighted average closing price on the TSX-V ending on October 26, 2007, the last trading date prior to the date on which the Corporation announced it had entered into the Support Agreement.

•	All cash offer and low transaction execution risk. The Barrick Offer is an all cash offer funded by cash on hand and is not subject to any financing condition, which provides Shareholders with certainty of consideration. Barrick is a leading international gold mining company and consequently there is a relatively high probability that the Transaction will be successfully completed.

•	Consideration of other alternatives. Since December 2004, the Corporation has been conducting a strategic review of the options available to it to maximize the value of the Corporation and its Cerro Casale Project. Having assessed the available options in a process in which more than 30 potential purchasers were contacted, the Board of Directors has concluded that the Barrick Offer is the best option available to the Shareholders.

•	Agreements of Locked-Up Shareholders. Each of the directors and officers of the Corporation, along with the Corporation’s largest shareholder, FCMI Resources Ltd., have entered into the Lock-Up Agreements with Barrick pursuant to which they have agreed, among other things, to tender the Shares they own or control to the Barrick Offer. Such Locked-Up Shareholders own securities representing in aggregate approximately 35% of the Shares outstanding on the date of the Lock-Up Agreements, calculated on a fully diluted basis. See “Support Agreement” and “Lock-Up Agreements”.

•	Support of the Corporation sought for the Barrick Offer. The fact that Barrick sought the Corporation’s support for the Barrick Offer on the terms set out in the Support Agreement.

•	The provisions of the Support Agreement. The Support Agreement contains provisions that:

•	enable the Board of Directors to respond, in accordance with its fiduciary duties, to a Superior Proposal made to the Corporation prior to the successful completion of the Barrick Offer, subject to the payment of a termination fee to Barrick of $27 million;

•	permit the Barrick Offer to be open for at least 36 days from the date of the Barrick Offer (subject to extensions for up to 120 days for regulatory purposes), thereby limiting the period of time that the Corporation is subject to the non-solicitation provisions and other restrictions on the conduct of its business outside of the ordinary course of business if the Barrick Offer is not successful; and

•	permits Barrick to undertake a Subsequent Acquisition Transaction if Barrick takes up and pays for Shares representing at least a simple majority of outstanding Shares (on a fully diluted basis) and requires Barrick to use commercially reasonable efforts to pursue other means of acquiring the remaining Shares if a Compulsory Acquisition is not available or is not pursued by Barrick.

•	Recommendation of the Special Committee. The Special Committee unanimously concluded that the Barrick Offer is fair from a financial point of view to the Shareholders and in the best interests of the Corporation and the Shareholders, and unanimously agreed that the Board of Directors should recommend to Shareholders that they accept the Barrick Offer and deposit their Shares to the Barrick Offer.

•	Opinion of the Special Committee’s Financial Advisor. The opinion of Citi, dated October 28, 2007, to the Special Committee as to the fairness, from a financial point of view and as of the date of the opinion, and based on and subject to the assumptions, qualifications and limitations set forth in such opinion, of the $18.00 per Share cash consideration to be received in the Barrick Offer by Shareholders (other than Barrick and its affiliates). See “Opinion of the Special Committee’s Financial Advisor.” The complete text of Citi’s opinion is attached at Appendix “B” to this Directors’ Circular.

The foregoing summary of the information and factors considered by the Board of Directors and the Special Committee is not intended to be exhaustive of all of the factors considered by the Board of Directors and the Special Committee in reaching its conclusions and making its recommendation. The members of the Board of Directors and the Special Committee evaluated the various factors summarized above in light of their own knowledge of the business, financial condition and prospects of the Corporation with the assistance and the advice of the management of Arizona Star and legal and financial advisors. In view of the numerous factors considered in connection with their evaluation of the Barrick Offer, the Board of Directors and the Special Committee did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weight to specific factors in reaching its conclusions and recommendation. In addition, individual members of the Board of Directors and the Special Committee may have given different weight to different factors. The conclusions and recommendation of the Board of Directors and the Special Committee were made after considering the totality of the information and factors involved.

For their services as members of the Special Committee, each non-executive member received $1,500 for each meeting of the Special Committee held.

OPINION OF THE SPECIAL COMMITTEE’S FINANCIAL ADVISOR

The Special Committee retained Citi as its financial advisor in connection with the Barrick Offer. In connection with this engagement, the Special Committee requested that Citi evaluate the fairness, from a financial point of view, of the $18.00 per Share cash consideration to be received in the proposed Barrick Offer by the Shareholders (other than Barrick and its affiliates). On October 28, 2007, at a meeting of the Special Committee held to evaluate the Barrick Offer, Citi rendered to the Special Committee an oral opinion, which was confirmed by delivery of a written opinion dated October 28, 2007, to the effect that, as of that date and based on and subject to matters described in its opinion, the $18.00 per Share cash consideration to be received in the proposed Barrick Offer by the Shareholders (other than Barrick and its affiliates) was fair, from a financial point of view, to such Shareholders.

The full text of Citi’s written opinion, dated October 28, 2007, to the Special Committee, which describes, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached as Appendix “B” to this circular and is incorporated by reference in its entirety into this circular. Citi’s opinion was provided to the Special Committee in connection with and for purposes of its evaluation of the $18.00 per Share cash consideration from a financial point of view, does not address any other aspects or implications of the Barrick Offer or any aspects or implications of any other agreement, arrangement or understanding entered into in connection with, or otherwise contemplated by, the Barrick Offer, including, without limitation, any lock-up agreements entered into by Shareholders of Arizona Star in connection with the Barrick Offer. Citi’s opinion does not constitute a recommendation to any Shareholder as to whether such Shareholder should tender Shares in the Barrick Offer or how such Shareholder should act with respect to any matters relating to the Barrick Offer. Citi expressed no view as to, and its opinion did not address, the underlying business decision of Arizona Star with respect to the Barrick Offer, the relative merits of the Barrick Offer as compared to any alternative business strategies that might exist for Arizona Star or the effect of any other transaction in which Arizona Star might engage.

Citi’s opinion was necessarily based upon information available to Citi, and financial, stock market and other conditions and circumstances existing and disclosed to Citi, as of the date of its opinion.

The decision to enter into the Support Agreement was solely that of the Special Committee and the Board of Directors. In addition, Citi’s opinion was only one of many factors considered by the Special Committee in evaluating the Support Agreement and should not be viewed as determinative of the views of the Special Committee, the Board of Directors or the management of Arizona Star with respect to the Barrick Offer or the consideration to be received pursuant to the Barrick Offer.

Under the terms of Citi’s engagement, Arizona Star has agreed to pay Citi for its financial advisory services in connection with the Barrick Offer an aggregate fee of approximately U.S.$8.0 million, a portion of which was paid in connection with its engagement, a portion of which was payable in connection with its opinion and a significant portion of which is contingent upon the consummation of the Barrick Offer. Arizona Star also has agreed to reimburse Citi for reasonable expenses incurred by Citi in performing its services, including reasonable fees and expenses of its legal counsel, and to indemnify Citi and related persons against liabilities, including liabilities under applicable securities laws, arising out of its engagement.

Citi and its affiliates in the past have provided, currently are providing and in the future may provide, services to Barrick unrelated to the proposed Barrick Offer, for which services Citi and such affiliates have received and expect to receive compensation, including among other things, (i) acting as co-lead arranger for, and as a lender under, a U.S.$1.5 billion credit facility of Barrick and (ii) providing to Barrick certain financial services, including cash management services, commodity and foreign exchange hedge arrangements. In the ordinary course of its business,

Citi and its affiliates may actively trade or hold the securities of Arizona Star and Barrick for its own account or for the account of its customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citi and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Arizona Star, Barrick and their respective affiliates.

AGREEMENTS WITH BARRICK

Confidentiality Agreement

The Corporation and Barrick entered into a confidentiality agreement (the “Barrick Confidentiality Agreement”) dated as of October 18, 2007. The Barrick Confidentiality Agreement contains customary provisions including provisions whereby: (a) Barrick agrees to keep confidential the confidential information it receives from the Corporation; and (b) Barrick agrees to certain standstill provisions for a period of 12-months following the date of the Barrick Confidentiality Agreement.

The Support Agreement

On October 28, 2007, Barrick and Arizona Star entered into the Support Agreement, which sets out, among other things, the terms and conditions upon which Arizona Star agrees to recommend that Shareholders accept the Barrick Offer. The following is a summary of certain provisions of the Support Agreement. It does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Support Agreement. The Support Agreement has been filed by Arizona Star with the Canadian securities regulatory authorities and is available at www.sedar.com.

Support of the Barrick Offer

Arizona Star represented to Barrick that the Board of Directors, upon consultation with its financial and legal advisors and on receipt of a recommendation from its Special Committee, has unanimously determined that the Barrick Offer is in the best interests of Arizona Star and the Shareholders. Accordingly, the Board of Directors has unanimously approved the making of a recommendation that Shareholders accept the Barrick Offer. Each member of the Board of Directors has agreed to support the Barrick Offer and, subject to the provisions of the Support Agreement, Arizona Star has agreed to co-operate in good faith and use all commercially reasonable efforts to support the Barrick Offer and ensure that the Barrick Offer will be successful. In addition, the Locked-Up Shareholders have entered into the Lock-Up Agreements, pursuant to which they have agreed, subject to the terms and conditions of the Lock-Up Agreements, to tender all of their Shares, including any Shares issued upon the exercise of any Options held by the Locked-Up Shareholders, to the Barrick Offer. See “Lock-Up Agreements” below.

The Barrick Offer

Barrick has agreed to make the Barrick Offer on the terms and conditions set forth in the Support Agreement and, provided all of the conditions of the Barrick Offer set forth in Section 4 of the Offer and Circular, “Conditions of the Offer”, shall have been satisfied or waived at or prior to the Expiry Time, Barrick has agreed to take up and pay for all Shares validly tendered and not withdrawn under the Barrick Offer within the time periods required by applicable Laws. See Section 6 of the Offer and Circular, “Take Up and Payment for Deposited Common Shares”.

Barrick is permitted, in its sole discretion, to modify or waive any term or condition of the Barrick Offer; provided that Barrick cannot, without the prior consent of Arizona Star, increase the Minimum Tender Condition, impose additional conditions to the Barrick Offer, decrease the consideration per Share, decrease the number of Shares in respect of which the Barrick Offer is made, change the form of consideration payable under the Barrick Offer (other than to increase the total consideration per Share and/or add additional consideration or consideration alternatives) or otherwise vary the Barrick Offer or any terms or conditions thereof (which for greater certainty does not include a waiver of a condition) in a manner which is adverse to the Shareholders.

Shareholder Rights Plan

The Arizona Star Board of Directors has agreed to take all further action necessary (a) in order to ensure that the Separation Time does not occur in connection with the Support Agreement or any of the Contemplated Transactions (as hereinafter defined), (b) otherwise to give effect to the waiver, if required, of the application of the Shareholder Rights Plan to the Contemplated Transactions and to ensure that the Shareholder Rights Plan does not interfere with or impede the success of any of the Contemplated Transactions, and (c) in order to ensure that upon the take up of Shares pursuant to the Barrick Offer, all SRP Rights cease to be exercisable and are immediately redeemed at the Redemption Price as provided under the Shareholder Rights Plan without further formality and to ensure that upon such redemption all SRP Rights become null and void. The Board of Directors has also covenanted that it will not waive the application of the Shareholder Rights Plan to any Acquisition Proposal unless it is a Superior Proposal and the five Business Day right to match period provided to Barrick in respect of any Superior Proposal in the Support Agreement has expired, nor will it amend the Shareholder Rights Plan or authorize, approve or adopt any other shareholder rights plan or enter into any agreement providing therefore. Notwithstanding the foregoing, Arizona Star shall be entitled to defer the Separation Time in connection with an Acquisition Proposal.

Board Representation

Provided that at least a majority of the then outstanding Shares on a fully diluted basis are purchased by Barrick and from time to time thereafter, Barrick will be entitled to designate such number of members of the Board of Directors, and any committee thereof, as is proportionate to the percentage of the outstanding Shares beneficially owned from time to time by Barrick, and Arizona Star will not frustrate Barrick’s attempt to do so and Arizona Star has covenanted to fully co-operate with Barrick, subject to all applicable Laws, to enable Barrick’s designees to be elected or appointed to the Board of Directors, and any committee thereof, to constitute the proportionate percentage of the outstanding Shares beneficially owned from time to time by Barrick including, at the request of Barrick, using its commercially reasonable best efforts to increase the size of the Board of Directors and to secure the resignations of such directors as Barrick may request.

No Solicitation

Arizona Star has agreed that, except as provided in the Support Agreement, it will not, and it will cause each of its subsidiaries not to, directly or indirectly, through any officer, director, employee, representative (including financial or other advisors) or agent of Arizona Star or any subsidiary: (a) make, solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing non-public information, permitting any visit to any facilities or properties of Arizona Star or any subsidiary of Arizona Star, or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposals or offers regarding an Acquisition Proposal; (b) engage in any discussions or negotiations regarding, or provide any information with respect to, or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to make or complete any Acquisition Proposal, provided that, for greater certainty, Arizona Star may advise any person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the Arizona Star Board of Directors has so determined; (c) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Barrick, the approval or recommendation of the Board of Directors or any committee thereof of the Support Agreement or the Barrick Offer; (d) approve, recommend or remain neutral with respect to, or propose publicly to approve, recommend or remain neutral with respect to, any Acquisition Proposal; or (e) accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal.

The Support Agreement defines an “Acquisition Proposal” as, generally, (a) any merger, take-over bid, issuer bid, amalgamation, plan of arrangement, share exchange, business combination, consolidation, recapitalization, reorganization, liquidation, dissolution or winding-up in respect of Arizona Star or any of its subsidiaries; (b) any sale or acquisition of all or a material portion of the assets of Arizona Star or any of its subsidiaries; (c) any sale or acquisition of all or a material portion of the Shares or other securities of Arizona Star or of all or any of the securities of any subsidiary of Arizona Star; (d) any sale of an interest in any mineral property or joint venture; (e) any similar business combination or transaction of or involving Arizona Star or any of its subsidiaries, including any joint venture, earn-in, farm-in or similar structure or arrangement, other than with Barrick or a Barrick subsidiary; or (f) any proposal or offer to, or public announcement of an intention to do, any of the foregoing from any person other than Barrick or a Barrick subsidiary.

Arizona Star has agreed to immediately cease, and to instruct its financial advisors and other representatives and agents to cease, any existing solicitation, discussion or negotiation with any person (other than Barrick or a Barrick subsidiary), by or on behalf of Arizona Star or any of its subsidiaries with respect to or which could lead to any potential Acquisition Proposal, whether or not initiated by Arizona Star or any of its subsidiaries or any of its or their officers, directors, employees, representatives or agents, and, in connection therewith, to discontinue access to any data rooms (virtual or otherwise).

Arizona Star has agreed not to waive, release any person from, or fail to enforce on a timely basis any obligation under any confidentiality agreement or standstill agreement or amend any such agreement (except to allow such person to confidentially propose to the Board of Directors an unsolicited Acquisition Proposal, provided Arizona Star complies with the provisions of the Support Agreement), provided that the foregoing shall not prevent the Board of Directors from considering and accepting any new Acquisition Proposal that is an unsolicited Superior Proposal, provided in each case that the provisions of the Support Agreement are complied with. Arizona Star has agreed to request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Arizona Star relating to any potential Acquisition Proposal and to use commercially reasonable efforts to ensure that such requests are honoured in accordance with the terms of such confidentiality agreements and promptly (and in any event within 24 hours) provide copies of all correspondence relating to same to Barrick. Arizona Star has agreed to immediately advise Barrick of any response or action (actual, anticipated, contemplated or threatened) by any such third party which could reasonably be expected to hinder, prevent or delay or otherwise adversely affect the completion of the Barrick Offer.

Arizona Star has agreed to promptly (and in any event within 24 hours) notify Barrick of any proposal, inquiry, offer or request (or any amendment thereto) relating to or constituting a bona fide Acquisition Proposal, any request for discussions or negotiations relating to, or which could lead to, an Acquisition Proposal, and/or any request for non-public information relating to Arizona Star or any of its subsidiaries or mineral property or contractual or legal rights or for access to properties or books and records or a list of Shareholders of which Arizona Star’s directors, officers, employees, representatives or agents are or become aware.

Superior Proposals

If Arizona Star receives a request for non-public information from a person who, on an unsolicited basis, has proposed to Arizona Star a bona fide Acquisition Proposal and (a) the Board of Directors determines, in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal would be, if consummated in accordance with its terms, reasonably likely to result in a Superior Proposal; and (b) in the opinion of the Board of Directors, acting in good faith and upon the advice of their outside legal advisors, the failure to provide such person with access to information regarding Arizona Star would be inconsistent with the fiduciary duties of the Board of Directors, then, and only in such case, Arizona Star may provide such person with access to information regarding Arizona Star, subject to the execution of a confidentiality agreement which is in the form and on the terms of the Barrick Confidentiality Agreement (which confidentiality agreement will, for greater certainty, include a standstill covenant on substantially the same terms as the standstill covenant contained in the Barrick Confidentiality Agreement, which standstill covenant shall have a duration of at least 12 months, and provided that the circumstances in which the standstill covenant shall be lifted shall not reflect the Barrick Confidentiality Agreement but instead will be limited to allowing such person to confidentially propose an unsolicited Acquisition Proposal that did not result from a breach of the non-solicitation provisions of the Support Agreement and did not otherwise result from a breach of the Support Agreement); and provided further that Arizona Star sends a copy of any such confidentiality agreement to Barrick promptly upon its execution and Barrick is provided with a list of or copies of the information provided to such person and is immediately provided with access to the same information which was provided by Arizona Star to such person.

Arizona Star has agreed not to accept, approve or recommend, or enter into any discussions, negotiations or agreement (other than a confidentiality agreement) relating to, an Acquisition Proposal unless: (a) the Acquisition Proposal constitutes a Superior Proposal; (b) Arizona Star has complied with its non-solicitation covenants in the Support Agreement; (c) Arizona Star has provided Barrick with notice in writing that there is a Superior Proposal, together with all documentation related to and detailing the Superior Proposal (including a copy of the confidentiality agreement between Arizona Star and the person making the Superior Proposal if not previously delivered and a written notice from the Board of Directors regarding the value in financial terms that the Board of Directors has in consultation with its financial advisors determined should be ascribed to any non-cash consideration offered under such Superior Proposal), at least five Business Days prior to the date on which the Board of Directors proposes to accept, approve, recommend or enter into any agreement relating to such Superior Proposal; (d) five Business Days have elapsed from the date Barrick received the notice referred to in clause (c) immediately above in respect of the Acquisition Proposal and, if Barrick has proposed to amend the terms of the Barrick Offer in accordance with its opportunity to match provided in the Support Agreement, the Arizona Star Board of Directors shall have determined in good faith, after consultation with its financial advisors and outside legal counsel, that the Acquisition Proposal is a Superior Proposal compared to the proposed amendment to the terms of the Barrick Offer by Barrick; (e) Arizona Star concurrently terminates the Support Agreement to enter into a definitive agreement with respect to the Superior Proposal, under the terms of the Support Agreement; and (f) Arizona Star has previously, or concurrently, paid to Barrick the Termination Payment (defined below).

The Support Agreement defines a “Superior Proposal” as, generally, an unsolicited bona fide written Acquisition Proposal from a person received after October 28, 2007: (a) to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination or similar transaction, all of the Shares and pursuant to which all Shareholders are offered the same consideration in form and amount per Share to be purchased or otherwise acquired; (b) that did not result from a breach of Arizona Star’s non-solicitation covenants in the Support Agreement; (c) which complies with applicable securities laws; (d) in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to the satisfaction of the Board of Directors, acting in good faith (after consultation with its financial advisors and outside legal counsel), will be obtained; (e) that is not subject to any due diligence and/or access condition which would allow access to the books, records, personnel or properties of Arizona Star or any Arizona Star subsidiary or their respective representatives beyond 5:00 p.m. (Toronto time) on the fifth day after which access is first afforded to the third party making the Acquisition Proposal, provided that any such due diligence and/or access condition must be satisfied or waived at or before such time; (f) that the Arizona Star Board of Directors has determined in good faith (after consultation with its financial advisors and with its outside legal counsel) (i) is reasonably capable of completion without undue delay taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal, and (ii) would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable from a financial point of view to the Shareholders than the Barrick Offer (including any adjustment to the terms and conditions of the Barrick Offer proposed by Barrick pursuant to Barrick’s right to match, described below); and (g) in respect of which the Board of Directors has determined in good faith (after receipt of advice from its outside legal counsel) that failure to recommend such Acquisition Proposal to Shareholders would be inconsistent with its fiduciary duties.

Opportunity to Match

Under the Support Agreement, Arizona Star has agreed that, during the five Business Day period immediately following the receipt by Barrick of written notice from Arizona Star of the existence of a Superior Proposal referred to above or such longer period as Arizona Star may approve for such purpose, Barrick will have the opportunity, but not the obligation, to propose to amend the terms of the Support Agreement and the Barrick Offer. Arizona Star has agreed to co-operate with Barrick with respect thereto, including negotiating in good faith with Barrick to enable Barrick to make such adjustments to the terms and conditions of the Support Agreement and the Barrick Offer as Barrick deems appropriate and as would enable Barrick to proceed with the Barrick Offer and any Contemplated Transactions on such adjusted terms. The Board of Directors will review any proposal by Barrick to amend the terms of the Barrick Offer in order to determine, in good faith in the exercise of its fiduciary duties, whether Barrick’s proposal to amend the Barrick Offer would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the terms of the Barrick Offer.

The Arizona Star Board of Directors has agreed to promptly reaffirm its recommendation of the Barrick Offer by press release after: (a) any Acquisition Proposal which the Board of Directors determines not to be a Superior Proposal is publicly announced or made; or (b) the Board of Directors determines that a proposed amendment to the terms of the Barrick Offer would result in the Acquisition Proposal which has been publicly announced or made not being a Superior Proposal, and Barrick has so amended the terms of the Barrick Offer. Nothing in the Support Agreement shall prevent the Arizona Star Board of Directors from responding through a directors’ circular or otherwise as required by applicable securities Laws to an Acquisition Proposal that it determines is not a Superior Proposal.

Subsequent Acquisition Transaction

The Support Agreement provides that if, within 120 days after the date of the Barrick Offer, the Barrick Offer has been accepted by holders of not less than 90% of the outstanding Shares as at the Expiry Time, Barrick may, to the extent possible, effect a Compulsory Acquisition of the remainder of the Shares from those Shareholders who have not accepted the Barrick Offer pursuant to Section 300 of the BCBCA. If that statutory right of acquisition is not available or Barrick chooses not to avail itself of such statutory right of acquisition, Barrick has agreed to use its commercially reasonable efforts to pursue other means of acquiring the remaining Shares not tendered to the Barrick Offer. Arizona Star has agreed that, in the event Barrick takes up and pays for Shares under the Barrick Offer representing at least a simple majority of the outstanding Shares (calculated on a fully diluted basis as at the Expiry Time), it will assist Barrick in connection with any Subsequent Acquisition Transaction involving Arizona Star, Barrick or a Barrick subsidiary that Barrick may, in its sole discretion, undertake to pursue to acquire the remaining Shares, provided that the consideration per Share offered in connection with the Subsequent Acquisition Transaction is at least equivalent in value to the consideration per Share paid under the Barrick Offer and provided that, in connection with a Subsequent Acquisition Transaction consummated within 120 days of the Expiry Time, if such value is greater than that paid to Shareholders pursuant to the Barrick Offer, the Shareholders who accepted the Barrick Offer will be “topped up” to be paid, when added to the consideration per Share paid pursuant to the Barrick Offer, the same value per Share as is received pursuant to such Subsequent Acquisition Transaction.

Termination of the Support Agreement

The Support Agreement may be terminated at any time prior to the time that designees of Barrick represent a majority of the Board of Directors: (a) by mutual written consent of Barrick and Arizona Star; (b) by Barrick on or after November 9, 2007, if any condition to making the Barrick Offer for Barrick’s benefit is not satisfied or waived by such date other than as a result of Barrick’s default under the Support Agreement; (c) by Barrick, if the Minimum Tender Condition or any other condition of the Barrick Offer is not satisfied or waived at or prior to the Expiry Time (as such Expiry Time may be extended from time to time by Barrick in its sole discretion) and Barrick has not elected to waive such condition; (d) by Barrick or Arizona Star, if Barrick does not take up and pay for the Shares deposited under the Barrick Offer by the date that is 120 days following the date of mailing of the Barrick Offer and Circular, otherwise than as a result of the material breach by such party of any material covenant or obligation under the Support Agreement (without giving effect to, applying or taking into consideration any materiality qualification already contained in such covenant or obligation) or as a result of any representation or warranty made by such party in the Support Agreement being untrue or incorrect (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) where such inaccuracies in the representations and warranties, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect in respect of such party; provided, however, that if Barrick’s take up and payment for Shares deposited under the Barrick Offer is delayed by (i) an injunction or order made by a Governmental Entity of competent jurisdiction, or (ii) Barrick not having obtained any waiver, consent or approval of any Governmental Entity that is necessary to permit Barrick to take up and pay for Shares deposited under the Barrick Offer, then, provided that such injunction or order is being contested or appealed or such waiver, consent or approval is being actively sought, as applicable, the Support Agreement shall not be terminated by Arizona Star pursuant to its terms until the earlier of (A) the fifth Business Day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained and (B) the 180th day after this Circular was mailed to Shareholders; (e) by Barrick, (i) if Arizona Star is in material default of any covenant or obligation in the Support Agreement relating to the non-solicitation of Acquisition Proposals or Barrick’s right to match any Superior Proposal, (ii) if Arizona Star is in material default of any other covenant or obligation under the Support Agreement (without giving effect to, applying or taking into consideration any materiality qualification already contained in such covenant or obligation), (iii) if any representation or warranty made by Arizona Star in the Support Agreement was untrue or incorrect on the date of the Support Agreement, or (iv) if any representation or warranty made by Arizona Star in the Support Agreement shall have become untrue or incorrect at any time prior to the Expiry Time (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) where such inaccuracies in the representations and warranties, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect in respect of Arizona Star, and in the case of (ii), (iii) or (iv), such default or inaccuracy is not curable or, if curable, is not cured by the earlier of the date which is 15 days from the date of written notice of such breach and the Business Day prior to the Expiry Date; (f) by Arizona Star if: (i) Barrick is in material default of any covenant or obligation under the Support Agreement (without giving effect to, applying or taking into consideration any materiality qualification already contained in such covenant or obligation); or (ii) any representation or warranty of Barrick under the Support Agreement is untrue or incorrect in any material respect at any time prior to the Expiry Time and such inaccuracy is reasonably likely to prevent, restrict or materially delay consummation of the Barrick Offer, and in each case, such default or inaccuracy is not curable or, if curable, is not cured by the earlier of the date which is 15 days from the date of written notice of such breach and the Business Day prior to the Expiry Date; (g) by Barrick or Arizona Star, if any court of competent jurisdiction or other governmental authority shall have issued an order, decree or ruling enjoining or otherwise prohibiting the Barrick Offer, the take up of Shares by Barrick pursuant to the Barrick Offer, the transactions contemplated by the Lock-Up Agreements, any Compulsory Acquisition, any Subsequent Acquisition Transaction, any subsequent amalgamation, merger or other business combination of Barrick (or any of its affiliates) and Arizona Star, or any other form of transaction whereby Barrick or any subsidiary of Barrick would effectively acquire all of the Shares within approximately the same time periods and on economic terms and other terms and conditions and having consequences to Arizona Star and its Shareholders that are equivalent to or better than those contemplated by the Support Agreement (collectively, the “Contemplated Transactions”) (unless such order, decree or ruling has been withdrawn, reversed or otherwise made inapplicable); (h) by Barrick, if any litigation or other proceeding is pending or has been threatened to be instituted by any person or governmental authority, which, in the good faith judgment of Barrick, could reasonably be expected to result in a decision, order, decree or ruling that enjoins, prohibits, grants damages in a material amount in respect of, or materially impairs the benefits of, any of the Contemplated Transactions; (i) by Barrick, if: (i) the Arizona Star Board of Directors or any committee thereof fails to publicly recommend or reaffirm its approval of the Barrick Offer within two calendar days of any written request by Barrick (or, in the event that the Barrick Offer is scheduled to expire within such two calendar day period, prior to the scheduled expiry of the Barrick Offer); (ii) the Arizona Star Board of Directors or any committee thereof withdraws, modifies, changes or qualifies its approval or recommendation of the Barrick Offer in any manner adverse to Barrick; (iii) the Arizona Star Board of Directors or any committee thereof recommends or approves, or publicly proposes to recommend or approve an Acquisition Proposal; (iv) the Arizona Star Board of Directors or any committee thereof remains neutral beyond 15 calendar days in respect of an Acquisition Proposal; or (v) Arizona Star fails to take any action required under the Support Agreement with respect to the Shareholder Rights Plan to defer the Separation Time or to allow the timely completion of any of the Contemplated Transactions; and (j) by Arizona Star, if Arizona Star proposes to enter into a definitive agreement with respect to a Superior Proposal in compliance with the provisions of the Support Agreement, provided that prior to or concurrently with the entering into of that definitive agreement, Arizona Star shall have paid to Barrick or an assignee of Barrick the Termination Payment and further provided that Arizona Star has not breached any of its covenants, agreements or obligations in the Support Agreement.

Termination Payment

Arizona Star is obligated to pay Barrick a termination fee in the amount of $27,000,000 (the “Termination Payment”) upon the occurrence of any of the following: (a) the Support Agreement is terminated by Barrick in the circumstances described in (e)(i) or (i) above; (b) the Support Agreement is terminated by Arizona Star in the circumstances described in (j) above; or (c) on or after October 28, 2007 and prior to the later of the Expiry Time and the date on which the Support Agreement is terminated, an Acquisition Proposal is publicly announced or made or any person has publicly announced an intention to make such Acquisition Proposal, and such Acquisition Proposal either has been accepted, recommended or approved by the Arizona Star Board of Directors or has not expired, been withdrawn or been publicly abandoned, and (i) the Barrick Offer is not completed as a result of the Minimum Tender Condition not having been met, and (ii) any person or company acquires, directly or indirectly, more than 50% of the issued and outstanding Shares or more than 50% of the consolidated assets of Arizona Star, in each case within 12 months of October 28, 2007.

Arizona Star has covenanted and agreed that, if Arizona Star does not have sufficient financial resources to pay the Termination Payment, then it shall be a condition of (a) any Superior Proposal and (b) any share or asset acquisition referred to in (c) above where Arizona Star or its affiliate has entered into any agreement to support such share acquisition or to transfer such assets, as applicable, that the person making such Superior Proposal or acquisition, as applicable, shall advance or otherwise provide to Arizona Star the cash required for Arizona Star to pay the Termination Payment, which amount shall be so advanced or provided prior to the date on which Arizona Star is required to pay the Termination Payment.

Representations and Warranties

The Support Agreement contains a number of customary representations and warranties of Barrick and Arizona Star relating to, among other things: corporate status; and the corporate authorization and enforceability of, and Board approval of, the Support Agreement and the Barrick Offer. The representations and warranties of Arizona Star also address various matters relating to the business, operations and properties of Arizona Star and its subsidiaries, including, among other things: capitalization; accuracy of financial statements; absence of any occurrences which would be reasonably likely to have a Material Adverse Effect and certain other changes or events since the date of the last audited financial statements; absence of litigation or other actions which if determined adversely would reasonably be expected to have a Material Adverse Effect; employee severance payments upon a change of control; accuracy of documents required to be filed with applicable securities regulatory authorities; mineral interests and rights; and environmental matters. In addition, Barrick has represented that it has made adequate arrangements to ensure that the required funds are available to effect payment in full of the consideration for all of the Shares acquired pursuant to the Barrick Offer.

Conduct of Business

Arizona Star has covenanted and agreed that, prior to the earlier of the time that designees of Barrick represent a majority of the Arizona Star Board of Directors and the termination of the Support Agreement, unless Barrick shall otherwise agree in writing or as otherwise expressly contemplated or permitted by the Support Agreement, Arizona Star will, and will cause each of its subsidiaries to, among other things, conduct its and their respective businesses in the ordinary course consistent with past practice in all material respects and use commercially reasonable efforts to preserve intact its and their present business organization and goodwill, to preserve intact its respective real property interests, mining leases, mining concessions, mining claims, exploration permits or prospecting permits or other property, mineral or proprietary interests or rights or contractual other legal rights and claims in good standing, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, distributors, employees and others having business relationships with them. Arizona Star has also agreed that it will not and will cause each of its subsidiaries not to take certain actions specified in the Support Agreement, including that, except as contemplated in the current approved plan and budget of its subsidiary Compañía Minera Casale Limitada, Arizona Star and its subsidiaries will not: (a) acquire or commit to acquire any capital assets or group of related capital assets (through one or more related or unrelated acquisitions) having a value in excess of $100,000 in the aggregate; (b) incur, or commit to, capital expenditures in excess of $100,000 in the aggregate; or (c) sell, lease, option, encumber or otherwise dispose of, or commit to sell, lease, option, encumber or otherwise dispose of, any assets or group of related assets (through one or more related or unrelated transactions) having a value in excess of $100,000 in the aggregate. Arizona Star has also agreed that it will not and will cause each of its subsidiaries not to approve any program or budget for Compañía Minera Casale Limitada, or any amendment of, or expenditure in excess of, any approved program or budget of Compañía Minera Casale Limitada or the grant of any power of attorney to allow any person to take any action on behalf of Compañía Minera Casale Limitada or the amendment of any such power of attorney.

Arizona Star has also agreed to notify Barrick of (a) any material change (within the meaning of the Securities Act (Ontario)) in relation to Arizona Star and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated); and (b) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would or would be likely to (i) cause any of the representations or warranties of Arizona Star contained in the Support Agreement to be untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) in any material respect, or (ii) result in the failure in any material respect of Arizona Star to comply with or satisfy any covenant, condition or agreement (without giving effect to, applying or taking into consideration any materiality qualification already contained in such covenant, condition or agreement) to be complied with or satisfied prior to the time that designees of Barrick represent a majority of the Arizona Star Board of Directors.

Other Covenants

Each of Arizona Star and Barrick has agreed to a number of mutual covenants, including to co-operate in good faith and use commercially reasonable efforts to take all action and do all things necessary, proper or advisable: (a) to consummate and make effective as promptly as is practicable the transactions contemplated by the Barrick Offer and the Support Agreement; (b) for the discharge of its respective obligations under the Support Agreement and the Barrick Offer, including its obligations under applicable securities laws; and (c) to obtain all necessary waivers, consents and approvals in connection with the transactions contemplated by the Barrick Offer and the Support Agreement; and (d) to effect all necessary registrations and filings, including filings under applicable Laws and submissions of information requested by Governmental Entities in connection with transactions contemplated by the Barrick Offer and the Support Agreement, including in each case the execution and delivery of such documents as the other party may reasonably require. In addition, upon reasonable notice, Arizona Star has agreed to provide Barrick with reasonable access during normal business hours, to all books, records, information, corporate charts, tax documents, filings, memoranda, working papers and files and all other materials in Arizona Star’s possession and control, including material contracts, and access to the personnel of and counsel to Arizona Star and its subsidiaries on an as reasonably requested basis as well as reasonable access to the properties of Arizona Star and its subsidiaries in order to allow Barrick to perform confirmatory due diligence and for strategic planning purposes.

Officers’ and Directors’ Insurance and Indemnification

From and after the time that designees of Barrick represent a majority of the Arizona Star Board of Directors and for a period of six years, Barrick shall cause Arizona Star (or its successor) to maintain its current directors’ and officers’

liability insurance policy or a reasonably equivalent policy, provided, however, that Barrick will not be required, in order to maintain or cause to be maintained such directors’ and officers’ liability insurance policy, to pay an annual premium in excess of 200% of the cost of the existing policy; and provided further that, if equivalent coverage cannot be obtained or can only be obtained by paying an annual premium in excess of 200% of such amount, Barrick shall only be required to obtain or cause to be obtained as much coverage as can be obtained by paying an annual premium equal to 200% of such amount. Alternatively, Barrick (at its discretion) can cause Arizona Star to purchase run-off directors’ and officers’ liability insurance, provided that the premium will not exceed 200% of the premium currently charged to Arizona Star for directors’ and officers’ liability insurance.

Outstanding Arizona Star Options

Under the Support Agreement, Barrick acknowledged and agreed that (a) holders of Options will be permitted to tender Shares issuable upon the exercise thereof and for such purpose to exercise their Options, conditional upon Barrick taking up and paying for the Shares under the Barrick Offer, which Options shall be deemed to have been exercised concurrent with the first scheduled expiry time of the Barrick Offer in respect of which Barrick takes up Shares and (b) all Shares that are to be issued pursuant to any such conditional exercise shall be accepted as validly tendered under the Barrick Offer, provided that the holders of such Options indicate that the Shares are tendered pursuant to the Barrick Offer and otherwise validly accept the Barrick Offer in accordance with its terms with respect to such Shares.

Lock-Up Agreements

Under the Lock-Up Agreements, each of the Locked-Up Shareholders has agreed, among other things, to deposit under the Barrick Offer all of the Shares currently owned or controlled by such Locked-Up Shareholder, being an aggregate of 14,513,900 Shares and, where applicable, to exercise or conditionally exercise all of the Options currently owned by such Locked-Up Shareholder and to deposit under the Barrick Offer all of the Shares issued upon such exercise or conditional exercise of Options, being an aggregate of 625,000 Shares, collectively representing, in aggregate, approximately 35% of the outstanding Shares (calculated on a fully diluted basis). The Locked-Up Shareholders have agreed not to withdraw such Shares from the Barrick Offer except and unless the Lock-Up Agreements are terminated in accordance with their terms. Each Locked-Up Shareholder has also covenanted and irrevocably agreed to support the Barrick Offer and not to take any action that may impair the successful completion of the Barrick Offer.

Each Locked-Up Shareholder has covenanted and agreed to accept the Barrick Offer, subject to the terms and conditions of the applicable Lock-Up Agreement. In addition, the Locked-Up Shareholders have agreed not to directly or indirectly make or solicit Acquisition Proposals or take certain actions in respect of an Acquisition Proposal or encourage any effort or attempt by any person to make an Acquisition Proposal. The Locked-Up Shareholders have also agreed not to acquire direct or indirect beneficial ownership or holding of or control or direction over any additional Shares or obtain or enter into any right to do so, with the exception of Shares acquired pursuant to the exercise of Options, or solicit or arrange or provide certain assistance in relation to purchases of or offers to sell Shares for the purpose of affecting control of Arizona Star. There are provisions which allow Locked-Up Shareholders who are directors or senior officers of Arizona Star to, in their capacity as directors or senior officers of Arizona Star, engage in discussions or negotiations with a person in response to a bona fide Acquisition Proposal made by such person (which Acquisition Proposal did not result from a breach of the applicable Lock-Up Agreements or the Support Agreement) in circumstances where Arizona Star is permitted pursuant to the Support Agreement to engage in such discussions or negotiations. Each of the Locked-Up Shareholders has additionally agreed to exercise the voting rights attaching to the Shares held or controlled by such Locked-Up Shareholder and otherwise use its commercially reasonable efforts to oppose certain transactions which would reasonably be regarded as being directed towards or likely to prevent or delay the take up of and payment for the Shares held or controlled by such Locked-Up Shareholder or the successful completion of the Barrick Offer or result in a Material Adverse Effect in respect of Arizona Star.

Each Lock-Up Agreement can be terminated by notice in writing: (a) at any time by mutual consent of Barrick and the Locked-Up Shareholders; (b) by the Locked-Up Shareholders if (i) Barrick has not complied in any material respect with its covenants contained in the Lock-Up Agreements or if any representation or warranty of Barrick in the Lock-Up Agreements is untrue or incorrect in any material respect, and, in each case, such non-compliance or inaccuracy is reasonably likely to prevent, restrict or materially delay consummation of the Barrick Offer and is not curable or, if curable, is not cured by the earlier of the date which is 15 days from the date of written notice of such breach and the Business Day prior to the Expiry Date, (ii) Barrick has not mailed the Barrick Offer by November 9, 2007 in accordance with the Support Agreement, (iii) the terms of the Barrick Offer do not conform in all material respects with the description of the Barrick Offer contained in the Lock-Up Agreements and the Support Agreement, (iv) Barrick has not (for any reason other than the failure of any Locked-Up Shareholder to deposit its Shares for purchase) taken up and paid for all Shares deposited under the Barrick Offer in the manner contemplated in the Support Agreement, or (v) the Support Agreement is terminated in accordance with its terms and no Termination Payment is payable by Arizona Star or, if a Termination Payment is to be paid, Arizona Star has paid such fee in accordance with the Support Agreement; provided in each case that the Locked-Up Shareholders are not, at the time, in material default of their obligations under the Lock-Up Agreements; or (c) by Barrick if (i) any of the Locked-Up Shareholders has not complied in any material respect with all of its covenants contained under the applicable Lock-Up Agreement (following written notice to the applicable Locked-Up Shareholder of such non-compliance and provided such default is not rectified by the earlier of the date that is 15 days from the date of such notice and the Business Day prior to the Expiry Date) or if any representation or warranty of any Locked-Up Shareholder under any Lock-Up Agreement is untrue or incorrect in any material respect, (ii) any of the conditions to the Barrick Offer is not satisfied or waived by Barrick at the Expiry Time and Barrick elects not to waive such condition, or (iii) the Support Agreement is terminated in accordance with its terms; provided in each case that Barrick is not, at the time, in material default of its obligations under the respective Lock-Up Agreement.

Barrick has agreed not to, without the prior consent of the Locked-Up Shareholders, increase the Minimum Tender Condition, impose additional conditions to the Barrick Offer, decrease the consideration per Share, decrease the number of Shares in respect of which the Barrick Offer is made, change the form of consideration payable under the Barrick Offer (other than to increase the total consideration per Share and/or add additional consideration or consideration alternatives) or otherwise vary the Barrick Offer or any terms or conditions thereof (which for greater certainty does not include a waiver of a condition) in a manner which is adverse to the Shareholders generally.

TREATMENT OF OPTIONS

Barrick acknowledges and agrees that the Board of Directors shall: (i) resolve to permit all persons holding Options, which by their terms are otherwise currently exercisable or not, to exercise such Options concurrent with the first scheduled expiry time of the Barrick Offer in respect of which Barrick takes up Shares, including by causing the vesting thereof to be accelerated; (ii) it shall agree with the Corporation to tendering arrangements in respect of the Barrick Offer in order to facilitate the conditional exercise of the Options and tender to the Barrick Offer, concurrent with the first scheduled expiry time of the Barrick Offer in respect of which Barrick takes up Shares, of the Shares to be issued as a result of such conditional exercise (including providing for the ability of holders of Options to tender the Shares issuable upon such conditional exercise of their Options on the basis of guaranteed deliveries); and (iii) holders of Options will be permitted to tender Shares issuable upon the exercise thereof and for such purpose to exercise their Options, conditional upon Barrick taking up and paying for the Shares under the Barrick Offer, which Options shall be deemed to have been exercised concurrent with the first scheduled expiry time of the Barrick Offer in respect of which Barrick takes up Shares and all Shares that are to be issued pursuant to any such conditional exercise shall be accepted as validly tendered under the Barrick Offer, provided that the holders of such Options indicate that the Shares are tendered pursuant to the Barrick Offer and otherwise validly accept the Barrick Offer in accordance with its terms with respect to such Shares.

SUBSEQUENT ACQUISITION TRANSACTION

If, within four months after the date of the Barrick Offer, the Barrick Offer has been accepted by holders of not less than 90% of the outstanding Shares as at the Expiry Time, excluding Shares held by or on behalf of Barrick, or an “affiliate” or an “associate” (as those terms are defined in the BCBCA) of Barrick, Barrick may, to the extent possible, acquire (a “Compulsory Acquisition”) the remainder of the Shares from those Shareholders who have not accepted the Barrick Offer pursuant to Section 300 of the BCBCA. If that statutory right of acquisition is not available or Barrick chooses not to avail itself of such statutory right of acquisition, Barrick has agreed, depending upon the number of Shares taken up and paid for under the Barrick Offer, to use its commercially reasonable efforts to pursue other means of acquiring the remaining Shares not tendered to the Barrick Offer. The Corporation agrees that, in the event Barrick takes up and pays for Shares under the Barrick Offer representing at least a simple majority of the outstanding Shares (calculated on a fully-diluted basis as at the Expiry Time), it will assist Barrick in connection with any proposed amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization or other transaction involving the Corporation and Barrick or another subsidiary of Barrick that Barrick may, in its sole discretion, undertake to pursue (a “Subsequent Acquisition Transaction”) to acquire the remaining Shares, provided that the consideration per Share offered in connection with the Subsequent Acquisition Transaction is at least equivalent in value to the consideration per Share offered under the Barrick Offer.

OWNERSHIP OF SECURITIES OF THE CORPORATION

The names of the directors and senior officers of the Corporation, the positions held by them with the Corporation and the designation, percentage of class and number of securities of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them and, where known after reasonable enquiry, by their respective associates, are as follows:

		Securities of the Corporation
		Beneficially Owned,
		Directly or Indirectly[1]
Name	Position Held	Shares	Outstanding Options

James S. Anthony	Chairman of the Board	Nil	75,000
Thomas C. Dawson	Chief Financial Officer, Corporate Secretary and Director	2,000	125,000
Rudi P. Fronk	Director	5,000	75,000
Paul A. Parisotto	President, Chief Executive Officer and Director	Nil	175,000
Christopher J. Reynolds	Director	Nil	75,000
T. James Smolik	Director	Nil	75,000
Jennifer Dawson	Assistant Corporate Secretary	Nil	25,000

(1)	The information as to securities of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised, has been furnished by the respective director or senior officer.

To the knowledge of the directors and senior officers of the Corporation, after reasonable enquiry, no person owns, directly or indirectly, or exercises control or direction over, more than 10% of any class of securities of the Corporation, except as set forth below, and no person or company acting jointly or in concert with the Corporation owns any securities of the Corporation:

Name	No. of Shares	% of Outstanding Shares

FCMI Resources Ltd.(1)	14,506,900	34.27%

(1)	FCMI Financial Corporation (an affiliate of FCMI Resources Ltd.) also holds 428,500 Shares.

Except in the case of directors, senior officers and their respective associates, the foregoing is based on an examination of the Corporation’s securities registers.

INTENTIONS OF DIRECTORS, OFFICERS AND OTHERS

The Corporation and Barrick have entered into the Support Agreement pursuant to which, subject to the terms and conditions set forth therein, Barrick has agreed to make the Barrick Offer and the Corporation has agreed to support the Barrick Offer. Barrick has also entered into Lock-Up Agreements with Paul Parisotto, Thomas Dawson, Jennifer Dawson, James S. Anthony, Rudi P. Fronk, T. James Smolik, Christopher Reynolds and FCMI Resources Ltd., pursuant to which each has agreed to deposit under the Barrick Offer the Shares owned by such person (representing in the aggregate approximately 35% of the issued and outstanding Shares), and not to withdraw those Shares except in limited circumstances.

ARRANGEMENTS OR AGREEMENTS BETWEEN THE CORPORATION
AND ITS SENIOR OFFICERS AND DIRECTORS

Except as described herein, there are (i) no material agreements, arrangements or understandings between Arizona Star or its affiliates and any of the executive officers, directors or affiliates of Arizona Star, and (ii) no actual or potential conflicts of interest between Arizona Star or its affiliates and any of the executive officers, directors or affiliates of Arizona Star.

Coniston Investment Corp.
Independent Contractor Agreement dated January 1, 2005, amended August 1, 2005 and further amended on December 23, 2005 and further amended on May 1, 2007 (the “Coniston Agreement”)

The Corporation has an Independent Contractor Agreement with Coniston Investment Corp. (“Coniston”) for the services of Paul A. Parisotto as President and CEO of the Company. The contract calls for an annual fee of $165,000, payable monthly plus applicable taxes, as well as reimbursement for out-of-pocket expenses incurred on behalf of the Corporation. The contract renews annually unless either party terminates it with 60 days’ notice. The Coniston Agreement includes a provision for a lump-sum payment of one year’s annual fee ($165,000) in the event of a change in control to which Coniston does not consent, and the subsequent termination of the agreement. In addition, under the Coniston Agreement Arizona Star is liable to pay Jennifer Dawson an amount equal to the aggregate of the last 12 months of invoiced and billable amounts for Jennifer Dawson’s services on a change of control to which she does not consent.

For the purposes of the Coniston Agreement, a change of control is deemed to have occurred if, for any reason, or after January 1, 2005: (i) there shall occur a sale, transfer or other disposition of all or substantially all of the property or assets of the Corporation other than to an affiliate (as the term is defined in the Securities Act (Ontario)); or (ii) there shall occur any change in the holding, direct or indirect, of securities of the Company or any voting rights attached to any securities of the Corporation, as a result of which any person (as defined in the Securities Act (Ontario)), or a group of persons acting jointly or in concert, or person associated or affiliated with any such person or group within the meaning of the Securities Act (Ontario) would be entitled to cast more than 50% of the votes attached to all securities of the Corporation that may be cast to elect directors of the Corporation or the votes carried by such securities are entitled, if exercised, to elect a majority of the Board of Directors.

Thomas C. Dawson, Chief Financial Officer, Corporate Secretary and Director
Independent Contractor Agreement dated July 1, 2005 (the “Dawson Agreement”)

The Corporation has an Independent Contractor Agreement with Thomas C. Dawson for his services as Chief Financial Officer and Corporate Secretary. The agreement calls for an annual fee of $44,000, payable monthly, plus applicable taxes, as well as reimbursement of out-of-pocket expenses incurred on behalf of the Corporation. The contract renews annually unless either party terminates it with 60 days’ notice. The Dawson Agreement includes a provision for a lump-sum payment of one year’s annual fee ($44,000) in the event of a change in control to which Mr. Dawson does not consent, and the subsequent termination of the agreement.

For the purposes of the Dawson Agreement, a change of control is deemed to have occurred if, for any reason, or after July 1, 2005: (i) there shall occur a sale, transfer or other disposition of all or substantially all of the property or assets of the Corporation other than to an affiliate (as the term is defined in the Securities Act (Ontario)); or (ii) there shall occur any change in the holding, direct or indirect, of securities of the Company or any voting rights attached to any securities of the Corporation, as a result of which any person (as defined in the Securities Act (Ontario)), or a group of persons acting jointly or in concert, or person associated or affiliated with any such person or group within the meaning of the Securities Act (Ontario) would be entitled to cast more than 50% of the votes attached to all securities of the Corporation that may be cast to elect directors of the Corporation or the votes carried by such securities are entitled, if exercised, to elect a majority of the Board of Directors.

James S. Anthony, Chairman of the Board
Bonus Agreement dated October 28, 2007 (the “Anthony Agreement”)

The Corporation has a Bonus Agreement with James S. Anthony for his services to the Corporation. The agreement calls for the Corporation to pay Mr. Anthony a bonus of $550,000 forthwith upon completion of a change of control in lieu of options of comparable value granted to other directors. The payment shall be made by certified cheque, bank draft or wire transfer to the instructions of Mr. Anthony.

For the purposes of the Anthony Agreement, a change in control shall be deemed to have occurred if, for any reason, on or after October 28, 2007: (i) there shall occur a sale, transfer or other disposition of all or substantially all of the property or assets of the Corporation other than to an affiliate (as that term is defined in the Securities Act (Ontario)); or (ii) there shall occur any change in the holding, direct or indirect, of securities of the Corporation or any voting rights attached to any securities of the Corporation, as a result of which any person (as defined in the Securities Act (Ontario)), or a group of persons acting jointly or in concert, or person associated or affiliated with any such person or group within the meaning of the Securities Act (Ontario) would be entitled to cast more than 50% of the votes attached to all securities of the Corporation that may be cast to elect directors of the Corporation or the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of the Corporation.

Rudi P. Fronk, Director
Bonus Agreement dated October 28, 2007 (the “Fronk Agreement”)

The Corporation has a Bonus Agreement with Rudi P. Fronk for his services to the Company as director. The agreement calls for the Corporation to pay Mr. Fronk a bonus of $550,000 forthwith upon completion of a change of control. The payment shall be made by certified cheque, bank draft or wire transfer to the instructions of Mr. Fronk.

For the purposes of the Fronk Agreement, a change in control shall be deemed to have occurred if, for any reason, on or after October 28, 2007: (i) there shall occur a sale, transfer or other disposition of all or substantially all of the property or assets of the Corporation other than to an affiliate (as that term is defined in the Securities Act (Ontario)); or (ii) there shall occur any change in the holding, direct or indirect, of securities of the Corporation or any voting rights attached to any securities of the Corporation, as a result of which any person (as defined in the Securities Act (Ontario)), or a group of persons acting jointly or in concert, or person associated or affiliated with any such person or group within the meaning of the Securities Act (Ontario) would be entitled to cast more than 50% of the votes attached to all securities of the Corporation that may be cast to elect directors of the Corporation or the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of the Corporation.

ARRANGEMENTS OR AGREEMENTS REGARDING BARRICK

Other than the Lock-Up Agreements, there are (a) no arrangements or agreements made or proposed to be made between Barrick and any of the directors or senior officers of Arizona Star; and (b) no contracts, arrangements or understandings, formal or informal, between Barrick and any securityholder of Arizona Star with respect to the Barrick Offer. Other than the Barrick Confidentiality Agreement, the Support Agreement and the Lock-Up Agreements, there are no contracts, arrangements or understandings, formal or informal, between Arizona Star and any person or company with respect to any securities of Arizona Star in relation to the Barrick Offer.

TRADING IN SECURITIES OF THE CORPORATION

Neither the Corporation nor any of the directors or senior officers of the Corporation and, to the knowledge of the directors and senior officers after reasonable enquiry, none of such persons’ associates or any person acting jointly or in concert with the Corporation, has traded in Shares during the six-month period preceding the date hereof except for the trades listed below under “Issuances of Securities of the Corporation”.

ISSUANCES OF SECURITIES OF THE CORPORATION

No securities of the Corporation have been issued to the directors or senior officers of the Corporation in the two year period preceding the date of this Director’s Circular, and no securities are issuable to them, other than as indicated below.

Shares

None of the directors or senior officers of the Corporation and, to the knowledge of the directors and senior officers after reasonable enquiry, none of such persons’ associates or any person acting jointly or in concert with the Corporation, has been issued Shares during the two year period preceding the date hereof.

Options

The following table sets forth the Options that have been granted pursuant to the Corporations stock option plan to the Corporation’s directors and senior officers in the two years preceding the date of this Director’s Circular.

	Number of	Exercise Price
Name	Options Granted	per Security ($)	Date Granted	Expiry Date

Thomas C. Dawson	50,000	7.00	December 23, 2005	December 22, 2010
Paul A. Parisotto	100,000	7.00	December 23, 2005	December 22, 2010
Christopher J. Reynolds	75,000	12.75	May 5, 2006	May 4, 2011
T. James Smolik	75,000	5.80	November 8, 2005	November 7, 2010
Jennifer Dawson	25,000	7.00	December 23, 2005	December 22, 2010

OWNERSHIP OF SECURITIES OF BARRICK

Except as noted below, none of the Corporation or the directors or senior officers of the Corporation or, to their knowledge after reasonable enquiry, any of their respective associates, or any person acting jointly or in concert with the Corporation, owns, directly or indirectly, or exercises control or direction over, any securities of Barrick.

Number of Barrick
Name	Common Shares

Christopher J. Reynolds	495

TRADING PRICES

On October 26, 2007, the last trading day prior to the public announcement by Barrick and the Corporation of the intention of Barrick to make the proposed Barrick Offer, the closing price of the Shares on the TSX-V was $14.70 and on the AMEX was U.S.$15.24. On November 8, 2007, the closing price of the Shares on the TSX-V was $17.90 and on the AMEX was U.S.$19.05.

NO MATERIAL CHANGES

Directors and senior officers of the Corporation are not aware of any information that indicates any material change in the affairs, activities, financial position or prospects of the Corporation since the date of the last published audited consolidated financial statements of the Corporation, except as set forth in material change reports filed with Canadian securities regulatory authorities since such date and which are available at www.sedar.com and are incorporated herein by reference.

OTHER INFORMATION

Except as disclosed in this Directors’ Circular, there is no information that is known to the directors of the Corporation which would reasonably be expected to affect the decision of the Shareholders to accept or reject the Barrick Offer.

STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides security holders of the Corporation with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult their lawyer. The rights summarized above are in addition to and without derogation from any other rights a holder of securities may have.

APPROVAL OF DIRECTORS’ CIRCULAR

The contents of this Directors’ Circular and the delivery thereof have been approved and authorized by the Board of Directors.

CERTIFICATE

November 9, 2007

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

On behalf of the Board of Directors

James S. Anthony Chairman of the Board of Directors	Paul A. Parisotto President, Chief Executive Officer and Director

C-1

APPENDIX “A”

GLOSSARY

In this Directors’ Circular, unless the subject matter or context is inconsistent therewith, the following terms have the meanings set forth below.

“Acquisition Proposal” has the meaning set out in subsection 6.2(a)(i) of the Support Agreement.

“AMEX” means the American Stock Exchange.

“Arizona Star” means Arizona Star Resource Corp., a corporation existing under to the BCBCA.

“Barrick” means Barrick Gold Corporation, a corporation existing under the Business Corporation Act (Ontario).

“Barrick Confidentiality Agreement” means the confidentiality agreement dated as of October 18, 2007 between Arizona Star and Barrick.

“Barrick Offer” means the offer made by Barrick to acquire the outstanding Shares, all as described in the Offer and Circular.

“Bema” means Bema Gold Corporation, a corporation existing under the Canada Business Corporations Act.

“Board of Directors” or “Board” means the Board of Directors of the Corporation.

“Business Day” means any day, (other than a Saturday or Sunday) on which commercial banks located in Toronto, Ontario are open for the conduct of business.

“BCBCA” means the Business Corporations Act, British Columbia, as amended.

“Citi” means Citigroup Global Markets Inc., financial advisor to the Special Committee.

“Compulsory Acquisition” has the meaning set out in Section 2.7 of the Support Agreement.

“Contemplated Transactions” has the meaning ascribed thereto in the section of the Directors’ Circular, “Support Agreement — Termination of the Support Agreement”.

“Corporation” means Arizona Star Resource Corp., a corporation existing under to the BCBCA.

“Davies” means Davies Ward Phillips & Vineberg LLP.

“Directors’ Circular” means this directors’ circular of the Board of Directors relating to the Barrick Offer.

“Expiry Date” means December 18, 2007.

“Expiry Time” means 8:00 p.m. (Toronto time) on December 18, 2007, or such other time or times on such other date or dates to be fixed by Barrick from time to time pursuant to Section 5 of the Offer, “Extension, Variation or Change in the Offer”, unless the Barrick Offer is withdrawn by Barrick.

“FMC” means Fraser Milner Casgrain LLP.

“Governmental Entity” means (a) any supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing; (b) any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court; and (c) any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies.

“Law” or “Laws” means any applicable laws, including supranational, national, provincial, state, municipal and local civil, commercial, banking, securities, tax, personal and real property, security, mining, environmental, water, energy, investment, property ownership, land use and zoning, sanitary, occupational health and safety laws, treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, ordinances, protocols, codes, guidelines, policies, notices, directions or other requirements of any Governmental Entity.

“Letter of Transmittal” means the applicable letter(s) of transmittal form(s) to be used in connection with the Barrick Offer, sent by Barrick to Shareholders, with the Barrick Offer and the Offering Circular or separately, and described in the Offer and Circular at Section 3 of the Offer, “Manner of Acceptance”.

“Lock-Up Agreements” means the lock-up agreements dated October 28, 2007 between Barrick and each of the Locked-Up Shareholders, respectively, as amended from time to time.

“Locked-Up Shareholders” means each of Paul Parisotto, Thomas Dawson, Jennifer Dawson, James S. Anthony, Rudi P. Fronk, T. James Smolik, Christopher Reynolds and FCMI Resources Ltd.

“Material Adverse Effect” means, in respect of any person, an effect that is, or would reasonably be expected to be, material and adverse to the business, properties, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), capitalization, condition (financial or otherwise), operations, results of operations or prospects of that person and its subsidiaries taken as a whole, other than any effect: (a) relating to the Canadian, United States or Chilean economy, political conditions or securities markets in general; (b) affecting the global mining industry in general; (c) relating to a change in the market trading price of shares of that person, either: (i) related to the Support Agreement and the Offer or the announcement thereof, or (ii) relating to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of Material Adverse Effect under clause (a), (b) or (d) hereof; (d) relating to any generally applicable change in applicable Laws or regulations (other than orders, judgments or decrees against that person or any of its subsidiaries) or in applicable generally accepted accounting principles; (e) relating to the failure by that person to meet earnings projections, earnings forecasts or earnings estimates, whether internal or publicly announced; or (f) any hostilities, acts of war or terrorism or any material escalation of any such hostilities, acts of war or terrorism existing as of the date of the Support Agreement; provided, however, that such effect referred to in clause (a), (b), (d) or (e) above does not primarily relate only to (or have the effect of primarily relating only to) that person and its subsidiaries, taken as a whole, or disproportionately adversely affect that person and its subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which that person and its subsidiaries operate.

“material fact” has the meaning ascribed thereto in the Securities Act (Ontario).

“Minimum Tender Condition” means, at the Expiry Time and at the time Barrick first takes up and pays for Shares under the Barrick Offer, there being validly deposited under the Barrick Offer and not withdrawn that number of Shares which constitutes at least 66 2/3% of the outstanding Shares (calculated on a fully-diluted basis), other than Shares owned at the date of the Barrick Offer by Barrick, its associates and affiliates.

“Notice of Guaranteed Delivery” means the applicable notice(s) of guaranteed delivery to be used in connection with the Barrick Offer, sent by Barrick to Shareholders, with the Barrick Offer and the Offer and Circular or separately, and described in Section 3 of the Offer, “Manner of Acceptance”.

“Offer and Circular” means the Barrick Offer together with the take-over bid circular of Barrick dated November 9, 2007.

“Options” means options to acquire Shares.

“person” includes an individual, partnership, association, limited liability company, joint venture, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

“Separation Time” means the close of business (Toronto time) on the eighth business day (as such term is defined in the Shareholder Rights Plan) after the earlier of: (a) the first date of public announcement or disclosure of facts indicating that a person has become a beneficial owner of 20% or more of the outstanding Common Shares, subject to certain exceptions set out in the Shareholder Rights Plan, and (b) the date of the commencement of, or first public announcement of, the intent of any person to commence, a take-over bid other than a bid which is permitted pursuant to the terms of the Shareholder Rights Plan; provided, however, that if any such take-over bid expires, is cancelled, is terminated or is otherwise withdrawn prior to the Separation Time, then such take-over bid will be deemed never to have been made and provided further, than the Arizona Star Board of Directors has the ability to waive the occurrence of a Separation Time in certain circumstances.

“Shares” means the issued and outstanding common shares of Arizona Star, including common shares issued on the exercise of Options or upon the conversion, exchange or exercise of any other securities of Arizona Star that are convertible into or exchangeable or exercisable for Common Shares (other than SRP Rights), and the associated SRP Rights.

“Shareholder” means a holder of Shares.

“Shareholder Rights Plan” means the shareholder rights plan agreement dated as of November 9, 2005 entered into between Arizona Star and Computershare Investor Services Inc., as rights agent, as amended by Amendment Agreement No. 1 dated October 13, 2006.

“Special Committee” means the special committee of the Board of Directors.

“Subsequent Acquisition Transaction” has the meaning set out in section 2.7 of the Support Agreement.

“Subsidiary” means with respect to any specified person: (i) any corporation, association or other business entity controlled, directly or indirectly, by that person or one or more of the other subsidiaries of that person (or a combination thereof); and (ii) any partnership (a) the sole general partner or the managing general partner of which is such person or a subsidiary of such person or (b) the only general partners of which are that person or one or more subsidiaries of that person (or any combination thereof).

“Superior Proposal” has the meaning set out in subsection 6.2(a) of the Support Agreement.

“Take-up Date” means the date on which Barrick first takes up and pays for any Shares pursuant to the Barrick Offer.

“Transaction” means the acquisition of the Corporation by Barrick pursuant to the Barrick Offer and the Compulsory Acquisition or Subsequent Acquisition Transaction, and includes the other transactions contemplated by the Support Agreement.

“TSX-V” means the TSX Venture Exchange.

APPENDIX “B”
OPINION OF CITIGROUP GLOBAL MARKETS INC.
[LETTERHEAD OF CITIGROUP GLOBAL MARKETS INC.]
October 28, 2007
The Special Committee of the Board of Directors
Arizona Star Resource Corp.
401 Bay Street, Suite 2700
Toronto, Ontario
Canada M5H 2Y4
Members of the Special Committee:
You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common shares of Arizona Star Resource Corp. (“Arizona Star”), other than Barrick Gold Corporation (“Barrick”) and its affiliates, of the Offer Price (as defined below) provided for pursuant to the terms and subject to the conditions set forth in the Support Agreement, dated as of October 28, 2007 (the “Agreement”), between Barrick and Arizona Star. As more fully described in the Agreement, Barrick will commence an offer by way of a formal takeover bid to purchase all outstanding common shares in the capital of Arizona Star (“Arizona Star Common Shares”) for Canadian Dollars (“Cdn$”) 18.00 per share in cash (the “Offer Price” and, such offer, the “Offer”).
In arriving at our opinion, we reviewed the Agreement and held discussions with the Special Committee of the Board of Directors of Arizona Star (the “Special Committee”) and certain senior officers, directors and other representatives and advisors of Arizona Star concerning the business, operations and prospects of Arizona Star. We examined certain publicly available business and financial information relating to Arizona Star as well as certain financial forecasts and other information and data relating to Arizona Star under alternative business and industry scenarios which were provided to or otherwise discussed with us by the management of Arizona Star. We reviewed the financial terms of the Offer as set forth in the Agreement in relation to, among other things: current and historical market prices of Arizona Star Common Shares; the historical and projected earnings and other operating data of Arizona Star; and the capitalization and financial condition of Arizona Star. We analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Arizona Star and considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Offer. In connection with our engagement and at the direction of the Special Committee, we were requested to approach, and we held discussions with, third parties to solicit indications of interest in the possible acquisition of Arizona Star. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion.
In rendering our opinion, we have assumed and relied, without assuming any responsibility for independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the management of Arizona Star that it is not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to financial forecasts and other information and data relating to Arizona Star provided to or otherwise reviewed by or discussed with us, we have been advised by the

The Special Committee of the Board of Directors
Arizona Star Resource Corp.
October 28, 2007

management of Arizona Star, and we have assumed, with your consent, that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Arizona Star as to the future financial performance of Arizona Star under the alternative business and industry scenarios reflected therein. We have assumed, with your consent, that the Offer will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases and waivers for the Offer, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Arizona Star or the Offer. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Arizona Star (except for a technical feasibility report prepared by an independent third party consulting firm hired by Arizona Star) nor have we made any physical inspection of the properties or assets of Arizona Star. Our opinion does not address any terms or other aspects or implications of the Offer (other than the Offer Price to the extent expressly specified herein) or any aspects or implications of any other agreement, arrangement or understanding to be entered into in connection with, or otherwise contemplated by, the Offer, including, without limitation, any lock-up agreements entered into by shareholders of Arizona Star in connection with the Offer. We express no view as to, and our opinion does not address, the underlying business decision of Arizona Star with respect to the Offer, the relative merits of the Offer as compared to any alternative business strategies that might exist for Arizona Star or the effect of any other transaction in which Arizona Star might engage. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof, including assumptions as to future commodity gold and copper prices reflected in the financial forecasts and other information and data relating to Arizona Star prepared by the management of Arizona Star which are subject to significant volatility and which, if different than as assumed, could have a material impact on our analyses.
Citigroup Global Markets Inc. has acted as financial advisor to the Special Committee in connection with the proposed Offer and has received and will receive fees for our services, a portion of which was payable in connection with our engagement, a portion of which is payable in connection with this opinion and a significant portion of which is contingent upon the consummation of the Offer. We and our affiliates in the past have provided, currently are providing and in the future may provide, services to Barrick unrelated to the proposed Offer, for which services we and such affiliates have received and expect to receive compensation, including, among other things, (i) acting as co-lead arranger for, and as a lender under, a US$1.5 billion credit facility of Barrick and (ii) providing to Barrick certain financial services, including cash management services and commodity and foreign exchange hedge arrangements. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Arizona Star and Barrick for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Arizona Star, Barrick and their respective affiliates.
Our advisory services and the opinion expressed herein are provided for the information of

The Special Committee of the Board of Directors
Arizona Star Resource Corp.
October 28, 2007

the Special Committee in its evaluation of the proposed Offer, and our opinion is not intended to be and does not constitute a recommendation to any shareholder as to whether such shareholder should tender shares of Arizona Star Common Shares in the Offer or how such shareholder should act with respect to any matters relating to the Offer.
Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Offer Price to be received in the Offer by holders of Arizona Star Common Shares (other than Barrick and its affiliates) is fair, from a financial point of view, to such holders.
Very truly yours,
/s/ Citigroup Global Markets Inc.
CITIGROUP GLOBAL MARKETS INC.

The Depositary and Information Agent for the Offer is:

Kingsdale Shareholder Services Inc.

The Exchange Tower
130 King Street West
Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Number:

1-866-879-7650

Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
contactus@kingsdaleshareholder.com

Outside North America, Banks and Brokers Call Collect: 416-867-2272

Any questions and requests for assistance may be directed by holders of Common Shares to the Depositary or the Information Agent at the telephone numbers and location set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

Exhibits:

1.1	Press release dated October 29, 2007

1.2	Support Agreement dated October 28, 2007

PART III — UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
Item 1.  Undertaking
The person filing this Schedule undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.
Item 2.  Consent to Service of Process
At the time of filing this Schedule, the person so filing has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.
Any change to the name or address of the registrant’s agent for service shall be communicated promptly to the Commission by Amendment to Form F-X referencing the file number of the registrant.

PART IV — SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARIZONA STAR RESOURCE CORP.
Dated: November 9, 2007
	By:	/s/ Paul Parisotto
		Name:	Paul Parisotto
		Title:	President & Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Description
1.1	Press release dated October 29, 2007 (incorporated by reference to the registrant’s Form 6-K submitted to the Commission on October 29, 2007)

1.2	Support agreement dated October 28, 2007 (filed herewith)